Exhibit 3.10

SPAR Group, Inc.

Statement of Policy Respecting Complaints and Communications by Employees and Others

as Amended and Restated as of August 13, 2015

(also known as the Whistleblower Policy)

The Board of Directors (the "SGRP Board") of SPAR Group, Inc. ("SGRP", and together with its U.S. and international subsidiaries, collectively, the "Company"), upon the approval and recommendation of the SGRP Board's Audit Committee, has adopted this SPAR Group, Inc. Statement of Policy Respecting Complaints and Communications by Employees and Others as Amended and Restated as of August 13, 2015, and as the same may have been and hereafter may be unilaterally adopted, interpreted, supplemented, modified, amended, restated, replaced, suspended or cancelled in whole or in part at any time and from time to time as provided below (this "Whistleblower Policy").

Prompt and voluntary good faith reporting of reporting, compliance and other concerns play an important role in maintaining a productive, healthy and respectful workplace, as well as protecting the Company and its stockholders, and may enable the Company to address problems before they become more serious. The Company believes everyone should be able to raise such concerns in good faith without fear of retaliation. The Company will not terminate, demote or otherwise discriminate or retaliate against anyone who has raised a concern in good faith (meaning a genuine effort by the reporter to provide honest, accurate and complete information even if later proven incorrect), and the Company will not permit such discrimination or retaliation by any officer, employee, consultant or other representative of the Company or any of its affiliates or consultants.

Any officer, employee, consultant or other representative of the Company or any of its affiliates or consultants may at any time send any criticism, complaint, similar communication or other concern in a message to the Company respecting:

1.	any accounting, internal control, auditing, reporting control or other public disclosure matter, including any questionable practice or non-application,

2.	any violation of applicable law by the Company, any of its affiliates or consultants or any of their respective officers, employees, consultants or other representatives; or

3.

any violation of any code or policy of the Company by the Company, any of its affiliates or consultants or any of their respective officers, employees, consultants or other representatives, including any ethics code or securities trading policy.

These messages may be sent without identifying the sender (i.e., anonymously) or may identify the sender, at the option of the sender, in each case as follows:

(i)	Sender Not Identified (i.e., Anonymous)

CONFIDENTIAL

Audit Committee Chairman

SPAR Group, Inc.

333 Westchester Avenue

South Building, Suite 204

White Plains, New York 10604

Anyone who sends such a message and does not want to be identified should not sign the message or use stationary or envelopes with their name, home address, business address or other identifier. The Company will instruct its employees and consultants to remind their respective personnel from time to time that proper care should be taken by the sender to keep such messages anonymous. All anonymous documents received by the Company addressed as above at least once per week shall be sent unopened to the Audit Committee Chairman at such address as he may designate from time to time.

(ii)	Sender Identified (i.e., NOT Anonymous)

Chief Financial Officer

SPAR Group, Inc.

333 Westchester Avenue

South Building, Suite 204

White Plains, New York 10604

If the message relates to the Chief Financial Officer, the sender should send the message to the Chairman of the Audit Committee instead. Copies of all non-anonymous documents received by the Chief Financial Officer of the Company addressed as above at least once per week shall be sent to the Audit Committee Chairman at such address as he may designate from time to time.

No person will be subject to any discipline, penalty or other retaliation for in good faith bringing any of the foregoing matters to the attention of the Company, including any good faith satisfaction of his or her reporting obligations under any code or policies of the Company or applicable law.

The Company shall include a copy of this Whistleblower Policy in its Handbook for employees. The Company or the Audit Committee Chairman, as the case may be, shall maintain copies of all such messages for at least three years.

The Audit Committee Chairman shall advise the Company, and the Audit Committee Chairman and the Chief Financial Officer shall advise the Audit Committee, from time to time respecting each non-immaterial criticism, complaint or similar communication. The Company shall respond as soon as reasonably practical, and to the extent deemed necessary or appropriate by the Company or the Audit Committee, the Company shall endeavor to correct or otherwise appropriately deal with the matter. The Company shall advise the Audit Committee from time to time respecting its progress in any such matter.

This Whistleblower Policy may have been and hereafter may be unilaterally adopted, interpreted, supplemented, modified, amended, restated, replaced, suspended or cancelled in whole or in part at any time and from time to time by the SGRP Board or applicable SGRP Committee (currently the SGRP Audit Committee), or by the applicable authorized Executive(s) of SGRP in its or their discretion, all without any notice to or approval from you whatsoever. The SGRP Executives are each authorized to modify this Whistleblower Policy from time to time with updated names, addresses and other contact information as necessary or appropriate.